UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-111837

ALLIANCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

210-214 West Morris Street, Dalton, Georgia 30720

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $0.10 par value

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)                 [ ]

               Rule 12g-4(a)(1)(ii)                [ ]

                Rule 12g-4(a)(2)(i)                [ ]

                Rule 12g-4(a)(2)(ii)               [ ]

                Rule 12h-3(b)(1)(i)                [ ]

                Rule 12h-3(b)(1)(ii)               [ ]

                Rule 12h-3(b)(2)(i)                [ ]

                Rule 12h-3(b)(2)(ii)               [ ]

                Rule 15d-6                             [ ]

               Rule 12h-3(d)                         [X]

Approximate number of holders of record as of the certification or notice date: 383

Pursuant to the requirements of the Securities Exchange Act of 1934, Alliance Bancshares, Inc. caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 5, 2004 ALLIANCE BANCSHARES, INC.

By: s/Charles Y. Allgood

Charles Y. Allgood,

Vice-Chairman and CEO